Exhibit 24(a)


            Consent of Independent Public Accountants


The Board of Directors
Fingerhut Companies, Inc.:


We consent to incorporation by reference in the registration statement on Form S-8 of Fingerhut Companies, Inc. and subsidiaries of our report dated January 28, 1994, except as to the first paragraph of note 3 and the third paragraph of note 18 which are as of March 14, 1994, relating to the consolidated statements of financial position of Fingerhut Companies, Inc. and subsidiaries as of December 31, 1993 and December 25, 1992 and the related consolidated statements of earnings, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1993, and all related financial statement schedules, which report is incorporated by reference in the December 31, 1993 annual report on Form 10-K of Fingerhut Companies, Inc.



                                   KPMG Peat Marwick LLP


Minneapolis, Minnesota
October 3, 1994